Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Infosys Limited:

We consent to the incorporation by reference in the registration statements (No. 333-32196) on Form S-8 and (No. 333-160036) on Form F-3 of Infosys Limited of our reports dated May 3, 2012 with respect to the consolidated balance sheets of Infosys Limited and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2012 and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of March 31, 2012, which reports appear in the March 31, 2012 annual report on Form 20-F of Infosys Limited.

KPMG
Bangalore, India

May 3, 2012